Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	2019	2018	2017	2016	2015

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	11,270	11,106	10,276	9,398	9,066
less: gain from investees	650	559	407	414	405

	10,620	10,547	9,869	8,984	8,661

Fixed charges	1,894	1,475	1,147	1,251	1,255

Earnings	12,514	12,022	11,016	10,253	9,916

Fixed charges
Interest expense	1,736	1,332	1,014	1,123	1,125
Estimate of the interest within rental expense	158	143	133	128	130

Fixed charges	1,894	1,475	1,147	1,251	1,255

Preference security dividend requirements(1)	233	238	161	166	147

Fixed charges and preferred dividends	2,127	1,713	1,308	1,417	1,402

Ratio of earnings to fixed charges	6.61	8.15	9.60	8.18	7.90

Ratio of earnings to fixed charges and preferred dividends	5.88	7.02	8.42	7.22	7.07

Including interest on deposits
Earnings
Income from continuing operations before income taxes	11,270	11,106	10,276	9,398	9,066
less: gain from investees	650	559	407	414	405

	10,620	10,547	9,869	8,984	8,661

Fixed charges	15,765	12,019	9,025	8,044	7,325

Earnings	26,385	22,566	18,894	17,028	15,986

Fixed charges
Interest expense	15,607	11,876	8,892	7,916	7,195
Estimate of the interest within rental expense	158	143	133	128	130

Fixed charges	15,765	12,019	9,025	8,044	7,325

Preference security dividend requirements(1)	233	238	161	166	147

Fixed charges and preferred dividends	15,998	12,257	9,186	8,210	7,472

Ratio of earnings to fixed charges	1.67	1.88	2.09	2.12	2.18

Ratio of earnings to fixed charges and preferred dividends	1.65	1.84	2.06	2.07	2.14

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.